centrica

taking care of the essentials

03 AUG 15 AM 7:21

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To:	Office of International Corporation Finance, SEC	**Date:**	15 August, 2003
At:	[redacted]	**Ref:**	Stock Exchange Announcement
From:	03029298	**No. of pages** (incl. this one)	

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Please find following a Stock Exchange Announcement recently released.

PROCESSED
AUG 18 2003
THOMSON FINANCIAL

Secretariat

dlw 8/15

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

15 August, 2003

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc

Centrica secures contract to develop gas reception facility - Ormen Lange

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

August 15, 2003

Centrica secures contract to develop gas reception facility

Centrica plc today announced it has been awarded a contract from the partners of the Ormen Lange field, offshore Norway, to develop and operate a new gas pipeline reception facility adjacent to its Easington terminal, which will receive gas imported primarily from the Norwegian sector.

Centrica will make no initial capital investment but will utilise the expertise from the existing Easington gas operations, which support its Rough storage facilities. Acting on behalf of the Ormen Lange partners, Centrica will receive a fee for the provision of support and management services for the design, construction and commissioning of the new import terminal and subsequent operations and maintenance. The new pipeline and terminal will improve the UK's security of supply position, having the capability of importing approximately 70 million standard cubic metres of gas per day (approximately 12 per cent of UK peak demand) into the National Transmission System.

Under the contract, Centrica will physically operate the new terminal when it is completed in late 2006, with a view to continuing to do so over the longer term, dependent on Ormen Lange partner approval.

First gas is expected from the Norwegian sector in late 2006, with first gas from the Ormen Lange development scheduled for late 2007. The new terminal is expected to be operational for 50 years, enhancing Easington's potential as a trading hub for gas imported to the UK from Norway and further afield. The proposed project is conditional upon the receipt of various regulatory and planning consents including an agreement between the UK and Norwegian governments in respect of the construction and operation of the pipeline.

Under a separate long term supply agreement signed in 2002, Statoil is expected to use the new pipeline to deliver gas to Centrica.

Jake Ulrich, Managing Director, Centrica Energy Management Group, said: "This contract enables us to take advantage of the strengths of the Easington team to bring in additional revenue without the need for capital outlay.

"We are particularly pleased to be playing a key role in supporting new infrastructure which will offer improved security of supply for the UK and Centrica customers."

Notes:

1/ Partners in the Ormen Lange field are:

Norsk Hydro (development stage operator)	17.956%
Anglo Dutch Shell (operator in operations phase)	17.2%
Petoro	36%
Statoil	10.774%
Exxon/Mobil	7.182%
BP	10.888%

2/ The Easington terminal is operated by Centrica Storage Limited, a wholly owned subsidiary of Centrica plc. It is located in East Yorkshire.

Enquiries:

Centrica Media Relations	01753 494085
Centrica Investor Relations	01753 494900